FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For May 28 , 2004.

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No___________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       Gentry Resources, Ltd.

                                                                                                                                (Registrant)

Date

June 21, 2004

                                                By:_s/ Christine Penner__

                                                Name:  Christine Penner

                                                Title:  Corporate Administrator

GENTRY RESOURCES LTD.

Annual and Special Meeting of Holders of

Common Shares of

Gentry Resources Ltd. (the “Company”)

May 28, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual and special meeting of shareholders of the Company:

Outcome of Vote

1.

The election of the following nominees as directors

Carried

of the Company to hold office for a term expiring

at the close of the 2005 annual meeting of shareholders:

Hugh G. Ross

A. Bruce Macdonald

Mike Halvorson

Walter O’Donoghue

George Hawes

2.

The appointment of Collins Barrow LLP,

Carried

Chartered Accountants, to hold office until the close

of the next annual meeting of shareholders

3.

Authorizing and amendment to the Corporation’s

Carried

stock option plan to increase the number of Common Shares

available for issuance thereunder, as more fully described

in the accompanying Management Proxy Circular

4.

Authorizing the Corporation to issue up to 50% of its share

Carried

capital pursuant to private placements within the twelve month period following the date of the Meeting, as more fully

described in the accompanying Management Proxy Circular

5.

Authorizing the continuance of the Corporation’s shareholder

Carried

rights plan agreement and its amendment and restatement,

as more fully described in the accompanying

Management Proxy Circular